Mail Stop 3561

January 14, 2008

Mr. Wayne I. Danson
President and Chief Executive Officer
Advanced Communications Technologies, Inc.
420 Lexington Avenue
New York, NY 10170

> **Re:** **Advanced Communications Technologies, Inc.**
> **Amendment No. 1 to Schedule 14A**
> **Filed January 9, 2008**
> **File No. 000-30486**

Dear Mr. Danson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Proposal No. 1 - Approval of an Amendment to the Articles of Incorporation to Authorize Additional Shares of Common Stock, page 6

1. We note your response to prior comment five of our letter dated December 6, 2007. Please include the table you have provided (Table 1) in your proxy statement. Please also revise to explain how you arrived at the dollar value of the common stock you attribute to the Series C and Series D Preferred stock, as these amounts do not appear to be readily determinable based upon information provided in this table. In this regard, please provide additional disclosure in the proxy statement explaining how you have arrived at the number of shares of common stock you expect to issue upon conversion of the Series C and Series D Preferred Stock. We note the additional detail you have provided on page 7 explaining the conversion formulas, however, you have assumed that the common stock is convertible into a specific amount for purposes of Table 1 and the table

that appears under Security Ownership of Certain Beneficial Owners and Management; please disclose how you have arrived at these amounts.

2. We note your response to comment six of our letter dated December 6, 2007. Please revise to include the table you have provided (Table 2) in your proxy statement.

3. We note your response to comment seven of our letter dated December 6, 2007. Please revise to include the table you have provided (Table 3) in your proxy statement. Please also provide similar information with respect to your issuance of Series C and D Preferred stock or tell us why you do not believe this is appropriate.

4. We note your response to comment eight of our letter dated December 6, 2007. Please revise to include the table you have provided (Table 4) in your proxy statement. Please also provide additional disclosure to explain how you have determined the value of the Series D and A-2 Preferred stock that you present in this table.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gary A. Miller
        Eckert Seamans Cherin & Mellott, LLC